Exhibit (a)(1)(i)

Lord Abbett Private Credit Fund S
c/o Lord Abbett Private Credit Advisor LLC
30 Hudson Street
Jersey City, New Jersey 07302

If you do not want to sell your common shares of beneficial interest at this time, please disregard this notice.
This is simply a notification of the Company’s repurchase offer.

Date: April 30, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Lord Abbett Private Credit Fund S (the “Company”). If you are not interested in tendering your common shares of beneficial interest in the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on April 30, 2026 and end at 11:59 p.m., Eastern Time, on May 29, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during the tender offer period. The sale of Shares may be subject to income and transfer taxes.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or overnight delivery to the Company’s Transfer Agent, State Street Bank and Trust Company, Attention: Lord Abbett Private Credit Fund S, using one of the below options as instructed in the Letter of Transmittal:

Regular Mail: Lord Abbett Private Credit Fund S c/o State Street Bank and Trust Company Attention: Transfer Agency 1776 Heritage Drive, Mailstop JAB0340 North Quincy, MA 02171	Express/Overnight Delivery: Lord Abbett Private Credit Fund S c/o State Street Bank and Trust Company Attention: Transfer Agency 1776 Heritage Drive, Mailstop JAB0340 North Quincy, MA 02171

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. The method of delivery of the Letter of Transmittal and all other required documents is at the election and sole risk of the tendering shareholder.

All tenders of Shares must be received in good order by the Company’s Transfer Agent by 11:59 p.m., Eastern Time, on May 29, 2026.

If you have any questions, please refer to the Offer to Purchase, which is being delivered to you concurrently with this letter and contains additional important information about the repurchase offer, or call the Company at 877-548-6353.

Sincerely,

Lord Abbett Private Credit Fund S

30 Hudson Street
Jersey City, New Jersey 07302